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                           February 7, 2024

       Michael L. Peterson
       Chief Executive Officer
       Trio Petroleum Corp.
       4115 Blackhawk Plaza Circle, Suite 100
       Danville, CA 94506

                                                        Re: Trio Petroleum
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 29,
2024
                                                            File No. 333-276751

       Dear Michael L. Peterson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at 202-551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Scott M. Miller